FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   July 27, 2006

FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1 Identity of Company
1.1	Name and Address of Company

Goldcorp Inc. (the “Company”) Waterfront Centre, Suite 1560, 200 Burrard Street Vancouver, BC V6C 3L6

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Lindsay Hall, Executive Vice President and Chief Financial Officer (604) 696-3000
Item 2 Details of Acquisition
2.1	Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of Placer Dome (CLA) Limited (“CLA”) pursuant to a purchase and sale agreement dated May 12, 2006 (the “Purchase Agreement”) between the Company and Barrick Gold Corporation (“Barrick”). The assets acquired by the Company from Barrick include CLA’s former interests in the Campbell mine in Ontario (100%), the Porcupine (51%) and Musselwhite (68%) joint ventures in Ontario, a 50% interest in the La Coipa gold/silver mine in Chile and a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

2.2	Date of Acquisition

The effective date of the acquisition is May 12, 2006.

2.3	Consideration

Pursuant to the Purchase Agreement, the Company paid Barrick approximately US$1.6 billion for the four CLA mines and other agreed interests. The Company used a portion of its current cash balances and existing credit facilities to fund the acquisition. The proceeds from the early exercise of the Company’s outstanding warrants (approximately US$453 million) has been used to repay credit facilities drawn down to fund the acquisition.

2.4	Effect on Financial Position

Other than as described below, the Company does not have any current plans for material changes in the Company’s business affairs or the affairs of the acquired assets which may have a significant effect on the results of operations and financial position of the Company.

Disposition

On July 24, 2006, the Company sold certain of its recently acquired Canadian exploration interests to Terrane Metals Corp. (formerly Atlas Cromwell Ltd.) (“Terrane”) in exchange for preference shares convertible into 240 million common shares of Terrane at a notional price of C$0.50 per share for a total notional consideration of C$120 million. These assets include CLA’s former interests in Mount Milligan, Berg, Maze Lake and Howard’s Pass.

Impact of Acquisition

To partially fund the purchase price for the acquisition of the CLA assets from Barrick, the Company incurred debt of approximately US$1.3 billion, approximately US$450 million of which has since been repaid out of the proceeds from the early exercise of the Company’s outstanding warrants.

2.5	Prior Valuations

Not Applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

July 26, 2006.

Item 3 Financial Statements
The following financial statements are contained in Schedule A annexed hereto, which forms part of this report:
(i)	unaudited pro forma condensed consolidated financial statements of the Company consisting of a condensed consolidated balance sheet as at March 31, 2006 and condensed consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005, together with the Compilation Report thereon and the notes thereto;

(ii)	audited combined financial statements (the “Audited Financial Statements”) of the operations to be acquired by the Company (the “CLA Operations”) consisting of combined balance sheets as at December 31, 2005 and 2004 and combined statements of earnings (loss) and CLA’s net investment and cash flows for each of the years then ended, together with the Auditors’ Report thereon and the notes thereto; and

(iii)	unaudited comparative combined financial statements of the CLA Operations consisting of a combined balance sheet as at March 31, 2006 and combined statements of earnings (loss) and CLA’s net investment and cash flows for the three months ended March 31, 2006, together with the notes thereto.
As the attached Audited Financial Statements are identical to the information included in the Company’s final short form prospectus dated May 5, 2006, a copy of which has been posted on SEDAR at www.sedar.com, the Company has not obtained the consent of Ernst & Young LLP to include the attached February 13, 2006 Auditors’ Report in this report.
Cautionary Note Regarding Forward-Looking Statements
This business acquisition report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Schedule A

Unaudited Pro Forma Condensed Consolidated Financial
Statements of
GOLDCORP INC.

Deloitte & Touche LLP
2800 — 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
Compilation Report	www.deloitte.ca
To the Directors of
Goldcorp Inc.
We have read the accompanying unaudited pro forma condensed consolidated financial statements of Goldcorp Inc. (the “Company”) as at March 31, 2006 and for the three months ended March 31, 2006 and the year ended December 31, 2005, and have performed the following procedures.
1.	Compared the figures in the columns captioned “Goldcorp Inc.” to the interim unaudited consolidated financial statements of the Company for the three months ended March 31, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005 and found them to be in agreement.
2.	Compared the figures in the column captioned “Placer Dome Operations and projects” to the interim unaudited combined financial statements of the Operations to be Acquired by Goldcorp Inc. for the three month period ended March 31, 2006 and the audited combined financial statements of the Operations to be Acquired by Goldcorp Inc. for the year ended December 31, 2005 found them to be in agreement.
3.	Compared the figures in the column captioned “Wheaton River Minerals” to the unaudited operations of Wheaton River Minerals Ltd. for the period from January 1, 2005 to February 14, 2005 and found them to be in agreement.

4.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated condensed financial statements comply as to form in all material respects with the published requirements of the Canadian Securities Legislation.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated condensed financial statements comply as to form in all material respects with the published requirements of the Canadian Securities Legislation.
5.	Read the notes to the pro forma consolidated condensed financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Goldcorp Inc.”, “Placer Dome Operations and projects” and “Wheaton River Minerals” as at March 31, 2006 and for the three months ended March 31, 2006 and the year ended December 31, 2005 and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.
A pro forma financial statement is based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Chartered Accountants
Vancouver, British Columbia
July 24, 2006

Member of
Deloitte Touche Tohmatsu

GOLDCORP INC.
Pro Forma Condensed Consolidated Balance Sheet
March 31, 2006
(Unaudited)
(Expressed in thousands of United States Dollars)

		Placer Dome
		Operations	Note		Pro forma	Pro forma
	Goldcorp Inc.	and projects	4		adjustments	consolidated
ASSETS

Cash and cash equivalents	$169,596	$13,700	(a	)	$(60,000)	$123,296
Marketable securities	8,583	—			—	8,583
Accounts receivable	112,122	7,009			—	119,131
Income and mining taxes receivable	2,774	76			—	2,850
Inventories and stockpiled ore	83,091	33,340			—	116,431
Future income and mining taxes	20,294	—			—	20,294
Other	16,708	—			—	16,708

	413,168	54,125			(60,000)	407,293
Mining interests	3,752,927	276,498			—	4,029,425
Silver contracts	359,089	—			—	359,089
Stockpiled ore	53,464	10,198			—	63,662
Income and resource tax assets	—	2,420			—	2,420

Other	13,707	3,276				16,983
Goodwill	142,654	—			—	142,654
Long-term investments	67,737	—			—	67,737
Placer Dome acquisition costs	252,161	—	(a	)	(252,161)	—
Unallocated purchase price	—	—	(a	)	1,420,673	1,420,673

	$5,054,907	$346,517			$1,108,512	$6,509,936

LIABILITIES

Overdraft	$—	$9,626			$—	$9,626
Accounts payable and accruals	101,431	33,933	(a	)	12,839	148,203
Income and mining taxes payable	69,209	4,065			—	73,274
Current portion of long-term debt and promissory note	65,000	—			—	65,000
Current portion of capital leases	—	87			—	87

	235,640	47,711			12,839	296,190
Debt	95,000	—	(a	)	1,300,000	943,000
			(b	)	(452,000)

Future income and mining taxes	1,026,123	3,778			—	1,029,901
Reclamation and other obligations	56,997	90,701			—	147,698
Future employee benefits and other	7,608	—			—	7,608

	1,421,368	142,190			860,839	2,424,397

Non-controlling interests	149,999	—			—	149,999

SHAREHOLDERS’ EQUITY

Capital stock	3,086,475	—	(b	)	452,000	3,538,475
Cumulative translation adjustment	101,927	—			—	101,927
Retained earnings	295,138	204,327	(a	)	(204,327)	295,138

	3,483,540	204,327			247,673	3,935,540

	$5,054,907	$346,517			$1,108,512	$6,509,936

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Pro Forma Condensed Consolidated Statement of Operations
Three months ended March 31, 2006
(Unaudited)
(Expressed in thousands of United States Dollars)

		Placer Dome
		Operations	Note		Pro forma	Pro forma
	Goldcorp Inc.	and projects	4		adjustments	consolidated
REVENUE	$286,257	$86,960			$—	$373,217

Operating expenses	84,085	62,054			—	146,139
Depreciation and depletion	45,767	11,776			—	57,543

Earnings from mine operations	156,405	13,130			—	169,535
Corporate administration	8,548	1,037			—	9,585
Resource development, technology and other	—	1,215			—	1,215
Exploration	3,920	6,645			—	10,565

Earnings from operations	143,937	4,233			—	148,170

OTHER INCOME (EXPENSES)
Interest and other	4,135	(29,581)	(c	)	(10,600)	(36,046)
Stock option expense	(3,399)	—			—	(3,399)

	736	(29,581)			(10,600)	(39,445)

Earnings (loss) before taxes and non-controlling interests	144,673	(25,348)			(10,600)	108,725
Income tax (expense) recovery	(46,607)	(51,855)	(f	)	4,240	(94,222)

Earnings (loss) before non-controlling interests	98,066	(77,203)			(6,360)	14,503
Non-controlling interests	(5,665)	—			—	(5,665)

Net earnings (loss)	$92,401	$(77,203)			$(6,360)	$8,838

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Pro Forma Condensed Consolidated Statement of Earnings
Year ended December 31, 2005
(Unaudited)
(Expressed in thousands of United States Dollars)

		Placer Dome
		Operations	Wheaton River	Note		Pro forma	Pro forma
	Goldcorp Inc.	and projects	Minerals	4		adjustments	consolidated
			(Period from
			January 1, 2005 to
			February 14, 2005)
REVENUES	$896,408	$310,817	$56,194			$—	$1,263,419

Operating expenses	304,032	219,996	21,677			—	545,705
Depreciation and depletion	135,264	44,552	6,613	(e	)	6,775	193,204

Earnings from mine operations	457,112	46,269	27,904			(6,775)	524,510
Corporate administration	29,943	4,443	2,312			—	36,698
Resource development, technology and other	—	23,524	—			—	23,524
Exploration	8,035	21,990	354			—	30,379

Earnings (loss) from operations	419,134	(3,688)	25,238			(6,775)	433,909

OTHER INCOME (EXPENSE)
Interest and other	19,860	(1,724)	402	(c	)	(42,400)	(23,862)
Stock option expense	(13,876)	—	(153)			—	(14,029)
Corporate transaction costs	(3,592)	—	—			—	(3,592)
Dilution gain	18,732	—	—			—	18,732

	21,124	(1,724)	249			(42,400)	(22,751)

Earnings (loss) before taxes and non-controlling interests	440,258	(5,412)	25,487			(49,175)	411,158
Income tax (expense) recovery	(142,370)	(1,874)	(7,993)	(f	)	19,670	(132,567)

Earnings (loss) before non-controlling interests	297,888	(7,286)	17,494			(29,505)	278,591
Non-controlling interests	(12,190)	—	(349)	(d	)	3,548	(8,991)

Net earnings (loss)	$285,698	$(7,286)	$17,145			$(25,957)	$269,600

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the “Company” or “Goldcorp”) as at March 31, 2006 and unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared by management of Goldcorp, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for illustrative purposes only, to show the effect of the agreement entered into with Barrick Gold Corporation (“Barrick”) that resulted in the purchase of certain operations and projects of Placer Dome Inc. (“Placer Dome”). As a result of the purchase, Goldcorp has acquired the Placer Dome Canadian operations, a 50% interest in the La Coipa mine and a 40% interest in the Pueblo Viejo project. Goldcorp paid approximately $1.61 billion in cash to Barrick for the purchase of these operations subject to final adjustments. These unaudited pro forma consolidated financial statements assume that there will be no tax consequences to Goldcorp on the purchase of these operations from Barrick. In addition, these unaudited pro forma financial statements show the effect of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) that completed on February 14, 2005 as if it had occurred on January 1, 2005. These pro forma consolidated financial statements have been compiled from, and include:
(a)	A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Goldcorp as at March 31, 2006 and the unaudited combined balance sheet of the Placer Dome operations and projects as at March 31, 2006.

(b)	A pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of Goldcorp for the three months ended March 31, 2006 with the unaudited combined statement of operations of the Placer Dome operations and projects for the three month period ended March 31, 2006.

(c)	A pro forma consolidated statement of operations combining the audited consolidated statement of operations of Goldcorp for the year ended December 31, 2005 and the audited combined statement of operations of the Placer Dome operations and projects for the year ended December 31, 2005 and the unaudited operations of Wheaton for the period from January 1, 2005 to the date of acquisition of February 14, 2005.
The pro forma consolidated balance sheet as at March 31, 2006 has been prepared as if the transactions described in Note 3 had occurred on March 31, 2006. The pro forma consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
1. BASIS OF PRESENTATION (Continued)
It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transactions described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Goldcorp’s accounting policies for the year ended December 31, 2005. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Goldcorp, Placer Dome Operations and projects consolidated financial statements have been reclassified to provide a consistent format.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp and Placer Dome.

These pro forma financial statements have been reconciled to United States GAAP in Schedule I.
2. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in the preparation of this unaudited pro forma consolidated financial statement information are those set out in Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Placer Dome accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisition of Placer Dome. The significant accounting policies of Goldcorp conform in all material respects to those of Placer Dome.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
3. BUSINESS ACQUISITIONS
(a)	Agreement with Barrick

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain assets and operations in the event that Barrick was successful in its offer to acquire all the outstanding shares of Placer Dome. On January 19, 2006 and February 3, 2006, Barrick acquired 80% and 14%, respectively, of the shares of Placer Dome. On March 15, 2006, Barrick acquired the remaining shares of Placer Dome pursuant to a compulsory acquisition under the Canadian Business Corporations Act. On May 12, 2006, Goldcorp purchased from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.61 billion, subject to final adjustment. Goldcorp acquired Placer Dome’s interests in the Campbell, Porcupine, and Musselwhite gold mines in Ontario, and its 50% interest in the La Coipa gold/silver mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including Mount Milligan copper/gold deposit in British Columbia.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquire. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from May 12, 2006. Goldcorp is currently undergoing an exercise to value the identifiable assets and liabilities acquired, including any goodwill that arose in the acquisition. The actual amounts recorded on the acquisition will differ from the amounts recorded in this unaudited pro forma consolidated financial statement information.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the purchase price of $1.61 billion plus transaction costs of $15 million, equalling a total purchase price of $1.625 billion.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
3. BUSINESS ACQUISITIONS (Continued)
(a)	Agreement with Barrick (continued)

Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities has been presented as “unallocated purchase price.” Goldcorp is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated income statements of Goldcorp for periods after the date of acquisition. Goldcorp estimates that a $100 million adjustment to the carrying amount of mining interests of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma consolidated statement of earnings by approximately $1.6 million for the three months ended March 31, 2006 and $6.25 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Placer Dome’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Purchase price	$1,610,000
Acquisition costs	15,000

$1,625,000

Net assets acquired
Current assets	$54,125
Other assets	15,894
Mining interests	276,498
Liabilities	(142,190)
Unallocated purchase price	1,420,673

$1,625,000

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
3. BUSINESS ACQUISITIONS (Continued)
(b)	Acquisition of Wheaton River Minerals Ltd.

On December 6, 2004, Goldcorp and Wheaton issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) were tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

As of March 10, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares. Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares on April 15, 2005. Further, the series of transactions resulted in each Wheaton warrant or stock option, which gives the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares. The Wheaton options and warrants have been included as part of the purchase price consideration.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
3. BUSINESS ACQUISITIONS (Continued)
(b)	Acquisition of Wheaton River Minerals Ltd. (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price
143.8 million common shares of Goldcorp	$1,887,431
Stock options and warrants of Goldcorp exchanged for those of Wheaton	321,633
Acquisition costs	25,959

$2,235,023

Net assets acquired
Cash and short-term investments	$168,663
Marketable securities	4,348
Other non-cash working capital	810
Mining interests	2,502,116
Silver purchase contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation, closure costs and obligations	(24,457)
Employee future benefits and other	(5,296)
Other liabilities	(10,258)
Non-controlling interests	(54,908)

Net identifiable assets	2,085,771
Residual purchase price allocated to goodwill	149,252

$2,235,023

The fair value of the Goldcorp shares issued is based on the deemed issuance of 143.8 million Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Barrick had occurred on December 31, 2005:
(a)	The fair value allocation is in progress and is not yet complete. Currently, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities of $1.42 billion has been presented as “unallocated purchase price.” A reduction in Placer Dome assets acquisition costs of $252.2 million to reflect the $250 million pre-payment made in January 2006 and the $2.2 million in acquisition costs already incurred. An increase in accounts payable by $12.8 million to record estimated transaction costs relating to the acquisition of Placer Dome operations. A decrease in cash of $60 million to reflect the cash component required to finance the balance of $1.61 billion purchase price in conjunction with the financing of $1.3 billion in long-term debt.

(b)	To record the issuance of 54,446,000 common shares upon the exercise of 166,623,000 warrants for gross proceeds of $456.5 million and warrant issue costs of $4.5 million pursuant to the short form base shelf prospectus filed by the Company on May 5, 2006. Net proceeds have been used to reduce debt.
Pro forma adjustments to consolidated statements of earnings

The unaudited pro forma consolidated statements of earnings reflect the following adjustments as if the acquisition of certain Placer Dome operations and the acquisition of Wheaton had occurred on January 1, 2005:
(c)	An increase in interest expense of $10.6 million for the three month period ended March 31, 2006 and $42.4 million for the year ended December 31, 2005 to reflect the interest expense on the long-term debt of $1.3 billion less $451.5 million of net cash proceeds received on the exercise of warrants.

(d)	To reverse the non-controlling interest share of income arising from Goldcorp owning 82% of Wheaton between February 15, 2005 and April 15, 2005.

(e)	To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations relating to Wheaton assets.

(f)	To record the tax effect of the pro forma adjustments at 40%.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
5.	PRO FORMA EARNINGS PER SHARE

Since the purchase agreement with Barrick is a cash transaction, there is no impact to the calculation of the weighted average number of Goldcorp shares outstanding. The weighted average shares outstanding have been adjusted to reflect the additional shares of the Wheaton effective January 1, 2005.

Basic earnings per share

	Three months
	ended	Year ended
	March 31,	December 31,
	2006	2005
Weighted average number of Goldcorp shares outstanding for the period	340,961	314,292
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	—	21,631
Adjustment to reflect acquisition of the Éléonore Gold project, effective January 1, 2005	19,095	19,310
Adjustment to reflect exercise of 166,623,000 warrants effective January 1, 2005	54,446	54,446

Pro forma weighted average number of shares outstanding for the period	414,502	409,679

Pro forma adjusted net earnings	$8,838	$269,600

Pro forma adjusted basic earnings per share	$0.02	$0.66

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
5.	PRO FORMA EARNINGS PER SHARE (Continued)

Diluted earnings per share

	Three months
	ended	Year ended
	March 31,	December 31,
	2006	2005
Pro forma average number of Goldcorp shares outstanding for the period	414,502	409,679
Dilutive effect of stock options	5,250	3,270

Pro forma average number of Goldcorp shares outstanding for the period — diluted	419,752	412,949

Pro forma adjusted net earnings	$8,838	$269,600

Pro forma adjusted earnings per share — diluted	$0.02	$0.65

6.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Significant differences between Canadian and US GAAP, as they affect the pro forma financial statements, are as follows and are reflected on Schedule I:
(a)	Under Canadian GAAP, the Companies accounted for their joint venture interests in Alumbrera and La Coipa on a proportionate consolidated basis. Under US GAAP, the Companies are required to equity account for their investments in Alumbrera and La Coipa and record in operations their proportionate share of Alumbrera and La Coipa net earnings in accordance with US GAAP.

In addition, on January 1, 2006, La Coipa prospectively adopted the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The cumulative effect of the change in policy on Placer Operations’ share of La Coipa earnings was a decrease of $18,286,000 decreasing the equity in La Coipa earnings from $9,408,000 to ($8,878,000) for the three months ended March 31, 2006.

La Coipa is the only Goldcorp Operation that incurs deferred stripping costs under Canadian GAAP.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Three months ended March 31, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars, except per share amounts)
6.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(b)	Under US GAAP (FAS 115), investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at March 31, 2006 and December 31, 2005 on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of tax expense (recovery) of $0.6 million for March 31, 2006 and $(0.6 million) for December 31, 2005.

(c)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the three months ended March 31, 2006 and year ended December 31, 2005 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at March 31, 2006. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for the three months ended March 31, 2006 by an amount of $0.6 million and the year ended December 31, 2005 by an amount of $2.3 million.

(d)	Effective January 1, 2005, Placer Dome operations changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The effect of the change in policy on the combined statement of earnings in 2005 was $3.3 million.

GOLDCORP INC.
US GAAP Reconciliation
Pro Forma Balance Sheet
March 31, 2006
(Unaudited)
(Expressed in thousands of United States Dollars)	Schedule I

			Placer Dome
			Operations
	Pro forma	Goldcorp	and projects
	Canadian	US GAAP	US GAAP	Pro forma
	GAAP	adjustments	adjustments	US GAAP
		(a), (b), (c)	(a)
ASSETS

Cash and cash equivalents	$123,296	$(19,029)	$(11,197)	$93,070
Other current assets	283,997	(105,504)	(6,693)	171,800

	407,293	(124,533)	(17,890)	264,870
Mining interests	4,029,425	(710,648)	(54,626)	3,264,151
Equity investment	—	600,949	36,496	637,445
Other non-current assets	2,073,218	(53,811)	(3,192)	2,016,215

	$6,509,936	$(288,043)	$(39,212)	$6,182,681

LIABILITIES

Current	$296,190	$(85,961)	$(8,326)	$201,903
Non-current	2,128,207	(187,587)	(12,601)	1,928,019

	2,424,397	(273,548)	(20,927)	2,129,922

Non-controlling interests	149,999	—	—	149,999

SHAREHOLDERS’ EQUITY	3,935,540	(14,495)	(18,285)	3,902,760

	$6,509,936	$(288,043)	$(39,212)	$6,182,681

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
US GAAP Reconciliation
Pro Forma Statement of Operations
Three months ended March 31, 2006
(Unaudited)	Schedule I
(Expressed in thousands of United States Dollars)	(continued)

			Placer Dome
			Operations
	Pro forma	Goldcorp	and projects
	Canadian	US GAAP	US GAAP	Pro forma
	GAAP	adjustments	adjustments	US GAAP
		(a), (b), (c)	(a)
REVENUES	$373,217	$(124,967)	$(22,458)	$225,792

Operating expenses	146,139	(27,540)	(12,562)	106,037
Depreciation and depletion	57,543	(18,639)	(2,831)	36,073

Earnings (loss) from mine operations	169,535	(78,788)	(7,065)	83,682
Corporate administration	9,585	—	—	9,585
Resource development, technology and other	1,215	—	—	1,215
Exploration	10,565	—	(388)	10,177

Earnings (loss) from operations	148,170	(78,788)	(6,677)	62,705

OTHER INCOME (EXPENSE)
Interest and other income	(36,046)	(850)	(179)	(37,075)
Stock option expense	(3,399)	—	—	(3,399)
Equity earnings	—	53,436	(8,878)	44,558

	(39,445)	52,586	(9,057)	4,084

Earnings (loss) before taxes and non-controlling interests	108,725	(26,202)	(15,734)	66,789
Income tax (expense) recovery	(94,222)	23,658	(2,552)	(73,116)

Earnings (loss) before non-controlling interests	14,503	(2,544)	(18,286)	(6,327)
Non-controlling interests	(5,665)	—	—	(5,665)

Net earnings (loss)	8,838	(2,544)	(18,286)	(11,992)
OTHER COMPREHENSIVE INCOME
Unrealized losses on securities, net of reclassification adjustment	—	2,421	—	2,421

Comprehensive income (loss)	$8,838	$(123)	$(18,286)	$(9,571)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
US GAAP Reconciliation
Pro Forma Statement of Operations
Year ended December 31, 2005
(Unaudited)	Schedule I
(Expressed in thousands of United States Dollars)	(continued)

			Placer Dome
			Operations
	Pro forma	Goldcorp	and projects
	Canadian	US GAAP	US GAAP	Pro forma
	GAAP	adjustments	adjustments	US GAAP
		(a), (b), (c)	(a), (d)
REVENUES	$1,263,419	$(299,225)	$(59,807)	$904,387

Operating expenses	545,705	(100,266)	(40,447)	404,992
Depreciation and depletion	193,204	(59,018)	(9,405)	124,781

Earnings (loss) from mine operations	524,510	(139,941)	(9,955)	374,614
Corporate administration	36,698	—	—	36,698
Resource development, technology and other	23,524	—	(137)	23,387
Exploration	30,379	—	(1,112)	29,267

Earnings (loss) from operations	433,909	(139,941)	(8,706)	285,262

OTHER INCOME (EXPENSE)
Interest and other income	(23,862)	3,701	99	(20,062)
Stock option expense	(14,029)	—	—	(14,029)
Corporate transaction costs	(3,592)	—	—	(3,592)
Dilution gain	18,732	—	—	18,732
Equity earnings	—	92,728	7,143	99,871

	(22,751)	96,429	7,242	80,920

Earnings before taxes and non-controlling interests	411,158	(43,512)	(1,464)	366,182
Income tax (expense) recovery	(132,567)	41,169	2,050	(89,348)
Cumulative change in accounting policy	—	—	(3,328)	(3,328)

Earnings before non-controlling interests	278,591	(2,343)	(2,742)	273,506
Non-controlling interests	(8,991)	—	—	(8,991)

Net earnings	269,600	(2,343)	(2,742)	264,515
OTHER COMPREHENSIVE INCOME
Unrealized losses on securities, net of reclassification adjustment	—	(2,648)	—	(2,648)
Cumulative translation adjustment	—	(5,814)	—	(5,814)

Comprehensive income (loss)	$269,600	$(10,805)	$(2,742)	$256,053

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

COMBINED FINANCIAL STATEMENTS OF
OPERATIONS TO BE ACQUIRED BY GOLDCORP
December 31, 2005
December 31, 2004
September 30, 2005 (unaudited)

Auditors’ Report
To the Directors of Placer Dome (CLA) Limited:
We have audited the combined balance sheets of the Operations to be Acquired by Goldcorp as at December 31, 2005 and 2004 and the combined statements of earnings (loss) and Placer Dome’s net investment and cash flows for each of the years ended December 31, 2005 and 2004. These financial statements are the responsibility of Placer Dome (CLA) Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Operations to be Acquired by Goldcorp as at December 31, 2005, and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada February 13, 2006	Chartered Accountants

OPERATIONS TO BE ACQUIRED BY GOLDCORP
COMBINED STATEMENTS OF EARNINGS (LOSS) AND PLACER DOME’S NET
INVESTMENT
(thousands of U.S. dollars, Canadian GAAP)
(See Note 1)

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Sales (note 2)	310,817	298,966	232,632
Cost of sales	219,996	194,010	163,157
Depreciation and depletion (note 2)	44,552	47,877	32,613

Mine operating earnings (note 2)	46,269	57,079	36,862

General and administrative	4,443	5,158	2,775
Exploration	21,990	21,120	16,017
Resource development and other (note 3)	23,524	10,816	8,227

Operating earnings (loss)	(3,688)	19,985	9,843

Interest, financing and other (note 9)	(1,724)	(2,884)	(1,707)

Earnings (loss) before taxes and other items	(5,412)	17,101	8,136

Income and resource tax provision (note 4 )	(1,874)	(7,148)	(2,243)

Net earnings (loss)	(7,286)	9,953	5,893

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Placer Dome’s net investment
Balance, beginning of period	195,976	215,159	195,976
Net earnings (loss)	(7,286)	9,953	5,893
Net contributions by (distributions to) Placer Dome	7,414	(29,136)	(1,552)

Balance, end of the period	196,104	195,976	200,317

(See accompanying notes to combined financial statements)

OPERATIONS TO BE ACQUIRED BY GOLDCORP
COMBINED BALANCE SHEETS
(thousands of United States dollars, Canadian GAAP)
(see Note 1)
ASSETS

			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Current assets
Cash and cash equivalents	8,623	7,355	4,233
Accounts receivable	7,406	7,857	6,708
Income and resource tax assets	412	—	2
Inventories (note 5)	32,462	34,643	32,785

	48,903	49,855	43,728

Income and resource tax assets (note 4)	210	7	54
Long-term stockpiles	10,645	10,230	10,437
Other assets (note 6)	3,477	3,116	3,114
Deferred stripping (note 7(c))	23,134	17,570	24,692
Property, plant and equipment (note 7)	252,699	242,799	247,052

	339,068	323,577	329,077

LIABILITIES AND PLACER DOME’S NET INVESTMENT

			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Current liabilities
Overdraft	9,143	11,187	9,720
Accounts payable and accrued liabilities (note 8)	35,724	38,688	32,284
Income and resource tax liabilities	6,876	6,204	7,172
Current portion of capital leases (note 10)	87	84	213

	51,830	56,163	49,389

Capital leases (note 10)	127	222	154
Reclamation and post closure obligations (note 11)	65,634	47,945	53,681
Other post closure obligations	24,100	20,651	24,025
Deferred credits and other liabilities	3	261	5
Income and resource tax liabilities (note 4)	1,270	2,359	1,506
Commitments and contingencies (note 11)

Total liabilities	142,964	127,601	128,760
Placer Dome’s net investment	196,104	195,976	200,317

	339,068	323,577	329,077

(See accompanying notes to combined financial statements)

OPERATIONS TO BE ACQUIRED BY GOLDCORP
COMBINED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, Canadian GAAP)
(see Note 1)

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Operating activities
Net earnings (loss)	(7,286)	9,953	5,893
Depreciation and depletion	44,552	47,877	32,613
Deferred stripping adjustments	(5,136)	(5,692)	(6,583)
Deferred income and resource taxes	(3,119)	(1,406)	(2,457)
Deferred reclamation	19,548	5,249	9,126
Other items, net	3,322	1,989	2,357

Cash from operations before change in non-cash operating working capital	51,881	57,970	40,949
Change in non-cash operating working capital (note 13)	(2,432)	10,225	(5,018)

Cash from operations	49,449	68,195	35,931

Investing activities
Property, plant and equipment (note 7)	(54,641)	(43,658)	(37,934)
Disposition of assets and investments	1,492	899	1,151
Other, net	(268)	249	79

	(53,417)	(42,510)	(36,704)

Financing activities
Capital leases	(95)	(887)	57
Net contributions by (distributions to) Placer Dome	7,375	(30,358)	(939)

	7,280	(31,245)	(882)

Increase (Decrease) in cash and cash equivalents	3,312	(5,560)	(1,655)

Cash and cash equivalents
Beginning of period	(3,832)	1,728	(3,832)

End of period	(520)	(3,832)	(5,487)

Cash and cash equivalents comprise of:

Cash	8,623	7,355	4,233
Overdraft	(9,143)	(11,187)	(9,720)

	(520)	(3,832)	(5,487)

(See accompanying notes to combined financial statements)

NOTES TO THE COMBINED FINANCIAL STATEMENTS OF OPERATIONS
TO BE ACQUIRED BY GOLDCORP
December 31, 2005, December 31, 2004 and September 30, 2005 (unaudited)
(all amounts are in thousands of U.S. dollars,
except where otherwise indicated, Canadian GAAP)
1.	Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Goldcorp Inc. (“Goldcorp”) has entered into a bid support and purchase agreement (the “Agreement”) with Barrick Gold Corporation (“Barrick”) dated October 30, 2005. This agreement was entered into in conjunction with a bid by Barrick on October 31, 2005 for the common shares of Placer Dome Inc. (“Placer Dome”). Pursuant to the provisions of the Agreement Goldcorp has agreed to acquire all of Placer Dome’s Canadian properties and operations (the “Goldcorp Transaction”), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. The assets noted are held either directly or indirectly by Placer Dome (CLA) Limited (“PDCLA”) which after certain re-structuring will be sold to Goldcorp. The Goldcorp Transaction will be effected following Barrick’s acquisition of 100% of the Placer Dome common shares. On February 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with compulsory acquisition to acquire the remaining outstanding shares. Negotiations between Barrick and Goldcorp are ongoing to more specifically identify all the assets to be acquired and liabilities to be assumed by Goldcorp.

The financial statements for “Operations to be acquired by Goldcorp” set out the actual assets, liabilities, revenues, expenses, and cash flows of Placer Dome’s businesses that are to be acquired by Goldcorp pursuant to the Agreement described above as at and for the periods shown. These include the Campbell Mine, the proportionate share of the Musselwhite (68%), Porcupine (51%) and La Coipa (50%) joint ventures, a 40% proportionate interest in the Pueblo Viejo development property, and various Canadian properties which are no longer producing gold but which are incurring reclamation expenditures. In addition to these items, the costs related to Canadian exploration and certain administrative personnel in Placer Dome’s Toronto office have been included. These operations have been managed by Placer Dome throughout the reported periods.

Operations to be Acquired by Goldcorp Inc. (collectively, “Placer operations”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold which is produced in Canada and Chile is the primary product and is sold to the world market. Placer operations also produce and sell quantities of silver.

Placer operations’ cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer operations operate internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation.

The U.S. dollar is the principal currency of measure of all the Placer operations. The Placer operations combined financial statements are prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant differences in the combined financial statements of net earnings between the U.S. and Canadian GAAP are described in note 14 to these financial statements.

The significant accounting policies used in these Canadian GAAP combined financial statements, which are consistent with the accounting policies of Placer Dome, are as follows:
Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires operations management to make estimates and assumptions about future events that affect the amounts reported in the combined financial statements and related notes to the financial statements. These estimates by operations management are consistent with the estimation process established by Placer Dome, actual results may differ.
Revenue Recognition
Gold revenue is recognized in the accounts upon delivery when title passes.
Reclamation and Closure Costs
The estimated fair value of liabilities for asset retirement obligations are recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that estimates of the ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.
Foreign Currency Translation
Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.
Exploration and Development
Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combinations including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.
Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.
Cash and Cash Equivalents
Cash and cash equivalents include short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Inventories
Product inventories are valued at the lower of average production cost and net realizable value.
In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.
Materials and supplies are valued at the lower of average cost and replacement cost.
Property, Plant and Equipment
Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.
Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.
Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.
Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the investments in mineral properties.
Pension Plans
Placer operations have both defined contribution and defined benefits pension plans. The costs of the defined contribution pension plans, representing Placer operations’ required contribution, and the costs of the defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumption are amortized to earnings over the expected average remaining service lives of the respective employee groups. Pension asset at September 30, 2005, December 31, 2005 and December 31, 2004 was $647, $663 and $569, respectively. Pension expense of $554, $738 and $618 has been recorded for the nine months ended September 30, 2005 and years ended December 31, 2005 and December 31, 2004, respectively.
Deferred stripping
Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under property, plant and equipment. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits.

This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of Placer operations ’ mining properties for the purpose of assessing whether any impairment has occurred.
Income and Resource Taxes
The provision for income and resource taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Placer operations record a valuation allowance against any portion of those future income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Placer operations recognize the future income tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.
Termination Benefits Obligations
Termination benefits obligations for operating mines represent the obligation to date for all employees at mine sites. The amount of liability is subject to re-measurement at each reporting period.
Financial assets and liabilities
The fair value of the financial assets and liabilities is equal to the book value as disclosed. None of the operating assets included in the Placer operations engage in hedging activities.

2.	Business Segments

All of the Placer operations are within the mining sector. Due to geographic and political diversity, Placer operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and silver produced from mines located in Canada and Chile.
(a)	Product segments

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Gold	289,883	276,368	216,613
Silver	20,934	22,598	16,019

	310,817	298,966	232,632

(b)	Segment operating earnings (loss)

	Sales			Depreciation and Depletion
			Nine months			Nine months
			ended			ended
	Year ended	Year ended	September 30,	Year ended	Year ended	September 30,
	December 31,	December 31,	2005	December 31,	December 31,	2005
	2005	2004	(unaudited)	2005	2004	(unaudited)
	$	$	$	$	$	$

Canada
Campbell	93,334	88,075	68,963	11,660	13,670	8,349
Porcupine	82,742	84,913	63,559	10,299	12,452	7,540
Musselwhite	74,934	67,539	56,185	13,188	12,043	9,837

	251,010	240,527	188,707	35,147	38,165	25,726

Chile
La Coipa	59,807	58,439	43,925	9,405	9,712	6,887

	310,817	298,966	232,632	44,552	47,877	32,613

	Mine Operating Earnings
			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Canada
Campbell	17,170	13,766	10,858
Porcupine	14,863	19,784	14,455
Musselwhite	4,465	9,247	3,847

	36,498	42,797	29,160

Chile
La Coipa	10,176	14,561	8,036

Other (i)	(405)	(279)	(334)

	46,269	57,079	36,862

(i) Represents stock based compensation adjustment for non mine-sites
3.	Resource development and other

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Reclamation expense at non-producing mines (I)	(18,029)	(1,521)	(3,632)
Feasibility study expenses	(3,497)	(5,463)	(3,071)
Other	(1,998)	(3,832)	(1,524)

	(23,524)	(10,816)	(8,227)

(i) Following the annual review of the adequacy of the post closure reclamation accruals for the non producing mines in the fourth quarter of 2005, it was determined that an additional $14.4 million of provision was required.
4.	Income and Resource Taxes

These financial statements have been prepared based on the assumption that certain mining assets held by PDCLA will be purchased by Goldcorp. Prior to this sale other PDCLA assets that are not being purchased must be transferred out. As some of the legal issues associated with these transfers have not been fully resolved to date and the value of the assets being transferred have not been finalized, the Canadian tax pools that Goldcorp will receive upon the purchase of PDCLA can not be determined with certainty. The combined financial statements have been prepared including current and future income taxes of foreign affiliates of PDCLA that Goldcorp will be purchasing. The tax provisions with respect to the Canadian mining operations only reflect cash taxes payable as future income tax liabilities are offset and reduce to nil due to the recognition of unrecorded tax assets and for December 31, 2005, the establishment of a valuation allowance for future income tax assets. Significant tax deductions for income tax purposes exist within PDCLA. After the restructuring of PDCLA in preparation for its sale these tax deductions will still be significant but can not be predicted with absolute certainty at this time. As at December 31, 2005 and prior to any restructuring PDCLA tax deductions included:

Non-capital losses	$244 million
Undepreciated Capital Cost	$319 million
Cumulative Canadian Development Expense	$108 million
Cumulative Canadian Exploration Expense	$50 million
5.	Inventories

Inventories comprise the following:

	December 31,	December 31,	September 30,
	2005	2004	2005
	$	$	(unaudited)

Metal in circuit	7,668	14,484	9,342
Ore stockpiles	10,915	11,680	10,996
Materials and supplies	13,244	12,245	12,747
Product inventories	11,280	6,464	10,137

	43,107	44,873	43,222
Long-term portion of ore stockpiles	(10,645)	(10,230)	(10,437)

Inventories	32,462	34,643	32,785

6.	Other Assets

Other assets comprise the following :

			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Employee loans	2,377	2,109	1,996
Other	1,100	1,007	1,118

	3,477	3,116	3,114

The employee loans represent housing loans at prevailing market interest rates.

7.	Property, Plant and Equipment
(a) Details of property, plant and equipment are as follows:

	December 31, 2005			December 31, 2004
	$			$
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
	$	$	$	$	$	$

Mineral properties and deferred development	309,045	(184,904)	124,141	288,035	(167,330)	120,705
Mine plant and equipment	511,096	(382,538)	128,558	488,620	(366,526)	122,094

	820,141	(567,442)	252,699	776,655	(533,856)	242,799

	September 30, 2005
	$ (unaudited)
		Accumulated
	Cost	depreciation	Net
	$	$	$

Mineral properties and deferred development	313,764	(180,265)	133,499
Mine plant and equipment	488,552	(374,999)	113,553

	802,316	(555,264)	247,052

(b)	Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant & Equipment			Additions to Property, Plant & Equipment
						Nine months
						ended
			September 30,	Year ended	Year ended	September 30,
	December 31,	December 31,	2005	December 31,	December 31,	2005
	2005	2004	(unaudited)	2005	2004	(unaudited)
	$	$	$	$	$	$

Chile	31,212	36,601	31,754	4,396	1,185	2,388
Canada	221,487	206,198	215,298	50,245	42,473	35,546

	252,699	242,799	247,052	54,641	43,658	37,934

(c)	Deferred stripping includes nil (December 2004 — nil, September 2005 — $642) for Canada and $23,134 (December 2004 — $17,570, September 2005 — $24,050) for Chile.
8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Trade payables	24,358	26,759	21,740
Accrued employee salaries and benefits	8,463	7,953	7,927
Current reclamation and post closure obligations (note 11)	2,379	3,375	2,135
Other	524	601	482

	35,724	38,688	32,284

9.	Interest, financing and other

			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Foreign exchange losses	(2,256)	(3,792)	(2,123)
Interest expense	(8)	(44)	(5)
Other	540	952	421

	(1,724)	(2,884)	(1,707)

Carrying values of non-US dollar monetary assets and liabilities are adjusted at each period end to reflect the U.S. exchange rate prevailing at that date. The foreign exchange losses resulted from the revaluation of foreign currency monetary assets and liabilities at each period end.
10.	Capital leases

(a)	The Placer operations are obligated under capital leases for mobile mining equipment until 2008. The capital lease agreement provides that the Placer operations can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2005, December 31, 2004 and September 30, 2005, $258, $302 and $269 respectively, of leased property was included in plant and equipment, net of $152, $109 and $141, respectively, of accumulated depreciation and depletion.

Anticipated capital lease repayments are as follows:

December 31,
2005
$

2006	124
2007	72
2008	36

Capital lease obligations	232
Less amount representing interest	(18)

214

The average effective interest rate of the leases is approximately 7.72%.

11.	Commitments and Contingencies

(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, the future value of these costs is estimated to be $112 million as at December 31, 2005. This future value includes a discounted liability of $32 million for Equity Silver, which represents the costs of the perpetuity water treatment, and undiscounted costs of $80 million for the other sites. The aggregate accrued obligation as at September 30, 2005, representing the fair value of the Placer operations’ share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 8), was $56 million (2004 — $51 million). Charges to earnings of $7 million and $8 million for the nine months ended September 30 2005, and year ended December 31, 2004, respectively, have been recorded.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2005, Placer operations have letters of credits of CAD$23.6 million (US$20.2 million) and CAD$50.3 million (US$43.1 million) for Equity Silver mine and the other Canadian mines and properties, respectively. There is a review of the adequacy of the letter of credit held as security for the Equity Silver mine every 5 years. While this review commenced in 2005, it had not yet been finalized. Based on initial estimates however the letter of credit is expected to increase.

Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer operations’ share of contractual termination benefits is estimated to be $31 million as at December 31, 2005, and has accrued through charges to earnings of $2 million, $3 million, and $1 million for the nine months ended September 30, 2005 and the years ended December 31, 2005 and December 31, 2004, respectively. The aggregate accrued obligation as at September 30, 2005, December 31, 2005 and December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 8), was $24 million, $25 million, $21 million.

(b)	The Agreement provides for the purchase of the shares of PDCLA which directly owns the Canadian operating mines as well as other assets. PDCLA is currently awaiting a Supreme Court of Canada ruling pertaining to an Ontario mining tax case. The Ontario Ministry of Finance has reassessed PDCLA for taxes and related interest owing, for the 1995 to 2001 tax years, amounting to Canadian $77 million. Funds sufficient to discharge the obligation have been deposited with the Ontario Ministry of Finance. A further estimated Canadian $5 million of taxes and interest may be required should PDCLA lose the case. As well tax deductions with an estimated undiscounted tax effected value of Canadian $21 million would be utilized reducing Ontario mining taxes during the years in question to minimize the cash tax payable. The Agreement provides for a purchase price increase for 87 percent of the funds received from the Ontario government should PDCLA prevail at the Supreme Court. It is not known when the Supreme Court will make its ruling.

(c)	During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro (“MDO”), the operator of La Coipa mine, has opted out of its DL600 tax stability clause and has established an invariable tax rate of 4% for a period of 12 years. The final administrative application details related to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase the exact impact of the change cannot be determined at this time.

(d)	The Placer operations are subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Placer operations. The Placer operations have established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Placer operations.

12.	Related Party Transactions
Stock based compensation
The Placer operations have adopted CICA 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year. Charges to earnings of $906, $1,823 and $1,876 have been recorded for the nine months ended September 30, 2005, and years ended December 31, 2005 and 2004, respectively.

SAP costs allocation
The implementation of a SAP enterprise resource planning system was completed at Campbell during 2005. All of the licensing and system development costs have been incurred by Placer Dome. Management fees of $819 and $1,232, for the nine months ended September 30, 2005 and year ended December 31, 2005, have been included in these combined financial statements, representing Campbell’s portion of the global licensing and development costs.
Management fees
Management fees of $1,613, $2,223 and $1,892 were paid by Placer operations to Placer Dome for the nine months ended September 30, 2005, and years ended December 31, 2005 and 2004, respectively.
13. Supplementary Information
(a) Change in non-cash operating working capital comprise:

			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Accounts receivable	(11)	(2,550)	1,098
Inventories	(211)	(2,489)	(760)
Accounts payable and accrued liabilities	(2,949)	10,934	(6,390)
Income and resource taxes payable	739	4,330	1,034

Change in non-cash operating working capital	(2,432)	10,225	(5,018)

Total interest paid were $25, $33 and $66 for the period ended September 30, 2005 and year ended December 31, 2005 and 2004. Total taxes paid were $3,696, $5,566 and $5,240 for the period ended September 30, 2005 and years ended December 31, 2005 and 2004, respectively.
(b)	The following tables present additional financial information related to proportionate interests in joint ventures.

	Proportionate Interests
	in Joint Ventures (i)
			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Current assets	32,120	31,291	27,310
Non-current assets	227,196	210,647	223,124
Current liabilities	21,328	24,598	20,527
Non-current liabilities	63,999	50,342	57,228

	Proportionate Interests
	in Joint Ventures (i)
			Nine months
			ended
	Year ended	Year ended	September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Sales	217,278	209,909	163,499
Cost and expenses	(204,101)	(176,523)	(144,165)
Earnings before taxes and other items	13,177	33,386	19,334
Net earnings	9,975	20,291	13,341

(i)	Includes the joint venture interests in the Musselwhite, Porcupine and La Coipa mines.

14. Differences in Generally Accepted Accounting Principles between Canada and the United States
These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

	Combined statement of loss
	Year ended December 31, 2005
	Canadian	Adjustments
	GAAP	(i) (ii) (iii	US GAAP
	$	$	$

Sales	310,817	(59,807)	251,010
Cost of sales	219,996	(40,447)	179,549
Depreciation and depletion	44,552	(9,405)	35,147

Mine operating earnings	46,269	(9,955)	36,314

General and administrative	4,443	—	4,443
Exploration	21,990	(1,112)	20,878
Resource development and other	23,524	(137)	23,387

Operating loss	(3,688)	(8,706)	(12,394)

Interest, financing and other	(1,724)	99	(1,625)

Loss before taxes and other items	(5,412)	(8,607)	(14,019)

Income and resource tax recovery (provision)	(1,874)	2,050	176
Equity in earning of associate(i)	—	7,143	7,143
Cumulative change in accounting policy(ii)	—	(3,328)	(3,328)

Loss	(7,286)	(2,742)	(10,028)

	Combined statement of earnings
	Year ended December 31, 2004
	Canadian	Adjustments
	GAAP	(i) (ii)(iii)	US GAAP
	$	$	$

Sales	298,966	(58,440)	240,526
Cost of sales	194,010	(34,101)	159,909
Depreciation and depletion	47,877	(9,712)	38,165

Mine operating earnings (loss)	57,079	(14,627)	42,452

General and administrative	5,158	—	5,158
Exploration	21,120	(492)	20,628
Resource development and other	10,816	—	10,816

Operating earnings (loss)	19,985	(14,135)	5,850

Interest, financing and other	(2,884)	183	(2,701)

Earnings (loss) before taxes and other items	17,101	(13,952)	3,149

Income and resource tax recovery (provision)	(7,148)	4,089	(3,059)
Equity in earning of associate(i)	—	10,243	10,243

Net earnings	9,953	380	10,333

	Combined statement of earnings
	Nine months ended September 30, 2005 (unaudited)
	Canadian	Adjustments
	GAAP	(i) (ii)(iii)	US GAAP
	$	$	$

Sales	232,632	(43,925)	188,707
Cost of sales	163,157	(29,346)	133,811
Depreciation and depletion	32,613	(6,887)	25,726

Mine operating earnings	36,862	(7,692)	29,170

General and administrative	2,775	—	2,775
Exploration	16,017	(632)	15,385
Resource development and other	8,227	(72)	8,155

Operating earnings (loss)	9,843	(6,988)	2,855

Interest, financing and other	(1,707)	(31)	(1,738)

Earnings (loss) before taxes and other items	8,136	(7,019)	1,117

Income and resource tax recovery (provision)	(2,243)	1,486	(757)
Equity in earning of associate (i)	—	6,000	6,000
Cumulative change in accounting policy (ii)	—	(3,328)	(3,328)

Net earnings	5,893	(2,861)	3,032

	Combined Balance Sheet
	December 31, 2005
	Canadian	Adjustments
	GAAP	(i) (ii)(iii)	US GAAP
	$	$	$

Current assets
Cash and cash equivalents	8,623	(3,614)	5,009
Accounts receivable	7,406	(2,266)	5,140
Income and resource tax assets	412	412	824
Inventories	32,462	(7,162)	25,300

	48,903	(12,630)	36,273

Investments in MDO (i)	—	49,674	49,674
Income and resource tax assets	210	(210)	—
Long-term stockpiles	10,645	—	10,645
Other assets	3,477	(749)	2,728
Deferred stripping	23,134	(23,134)	—
Property, plant and equipment	252,699	(31,212)	221,487

	339,068	(18,261)	320,807

Current liabilities
Overdraft	9,143	—	9,143
Accounts payable and accrued liabilities	35,724	(8,216)	27,508
Income and resource tax liabilities	6,876	—	6,876
Current portion of capital leases	87	—	87

	51,830	(8,216)	43,614

Capital leases	127	—	127
Reclamation obligations	65,634	(5,668)	59,967
Other post closure obligation	24,100	(3,107)	20,992
Deferred credits and other liabilities	3	—	3
Income and resource tax liabilities	1,270	(1,270)	—

Total Liabilities	142,964	(18,261)	124,703
Placer Dome’s net investment	196,104	—	196,104

	339,068	(18,261)	320,807

	Combined Balance Sheet
	December 31, 2004
	Canadian	Adjustments
	GAAP	(i) (ii)(iii)	US GAAP
	$	$	$

Current assets
Cash and cash equivalents	7,355	(6,227)	1,128
Accounts receivable	7,857	(1,535)	6,322
Income and resource tax assets	—	—	—
Inventories	34,643	(8,698)	25,945

	49,855	(16,460)	33,395

Investments in MDO (i)	—	51,943	51,943
Income and resource tax assets	7	(7)	—
Long-term stockpiles	10,230	—	10,230
Other assets	3,116	(440)	2,676
Deferred stripping	17,570	(17,570)	—
Property, plant and equipment	242,799	(36,601)	206,198

	323,577	(19,135)	304,442

Current liabilities
Overdraft	11,187	—	11,187
Accounts payable and accrued liabilities	38,688	(7,251)	31,437
Income and resource tax liabilities	6,204	(1,263)	4,941
Current portion of capital leases	84	—	84

	56,163	(8,514)	47,649

Capital leases	222	—	222
Reclamation obligations	47,945	(5,080)	42,865
Other post closure obligation	20,651	(8,589)	12,062
Deferred credits and other liabilities	261	(251)	10
Income and resource tax liabilities	2,359	(2,359)	—

Total Liabilities	127,601	(24,793)	102,808
Placer Dome’s net investment	195,976	5,658	201,634

	323,577	(19,135)	304,442

	Combined Balance Sheet
	September 30, 2005 (unaudited)
	Canadian	Adjustments
	GAAP	(i) (ii)(iii)	US GAAP
	$	$	$

Current assets
Cash and cash equivalents	4,233	(1,386)	2,847
Accounts receivable	6,708	(1,424)	5,284
Income and resource tax assets	2	—	2
Inventories	32,785	(7,233)	25,552

	43,728	(10,043)	33,685

Investments in MDO (i)	—	48,751	48,751
Income and resource tax assets	54	(54)	—
Long-term stockpiles	10,437	—	10,437
Other assets	3,114	(422)	2,692
Deferred stripping	24,692	(24,050)	642
Property, plant and equipment	247,052	(31,754)	215,298

	329,077	(17,572)	311,505

Current liabilities
Overdraft	9,720	—	9,720
Accounts payable and accrued liabilities	32,284	(7,421)	24,863
Income and resource tax liabilities	7,172	—	7,172
Current portion of capital leases	213	(126)	87

	49,389	(7,547)	41,842

Capital leases	154	—	154
Reclamation obligations	53,681	(5,533)	48,148
Other post closure obligation	24,025	(2,985)	21,040
Deferred credits and other liabilities	5	(1)	4
Income and resource tax liabilities	1,506	(1,506)	—

Total Liabilities	128,760	(17,572)	111,188
Placer Dome’s net investment	200,317	—	200,317

	329,077	(17,572)	311,505

	Combined Statements of Cash Flows
			September 30,
	December 31,	December 31,	2005
	2005	2004	(unaudited)
	$	$	$

Operating activities
Operating activities under Canadian GAAP	49,449	68,195	35,931
MDO equity adjustment	(10,766)	(15,586)	(5,877)

Operating activities under US GAAP	38,683	52,609	30,054

Investing activities
Investing activities under Canadian GAAP	(53,417)	(42,510)	(36,704)
MDO adjustment	4,479	1,030	2,169

Investing activities under US GAAP	(48,938)	(41,480)	(34,535)

Financing activities
Financing activities under Canadian GAAP	7,280	(31,245)	(882)
MDO adjustment	8,900	10,723	8,549

Financing activities under US GAAP	16,180	(20,522)	7,667

Increase in cash and cash equivalents under US GAAP	5,925	(9,393)	3,186

Cash and cash equivalents under US GAAP
Beginning of period	(10,059)	(666)	(10,059)

End of period	(4,134)	(10,059)	(6,873)

(i)	The investment in MDO (50%) is in the form of an incorporated joint ventures. MDO is equity accounted for under the U.S. basis. Under the Canadian basis this joint venture is proportionately consolidated.
(ii)	Effective January 1, 2005, Placer operations changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. Under the U.S. basis, the cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $5.7 million with a one time after-tax charge to net earnings of $3.8 million. Under the Canadian basis the new policy was applied retroactively with restatement of 2004 comparative figures and an impact to the net earnings in 2004 of nil. Under the US basis, the liability at December 2004 was reduced by $5.7 million to reflect that it had not yet been adopted.
(iii)	Under the Canadian basis, the Placer operations have prospectively early adopted CICA 3870 “Stock Based Compensation ”, which requires fair value accounting for all stock options issued during the year. Under the U.S. basis, in accordance with SFAS No. 123 “Accounting for Stock- based Compensation ” (“SFAS 123”), Placer operations apply Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follow the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

Combined Financial Statements of
OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
March 31, 2006
(Unaudited)

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Combined Balance Sheets (Unaudited)
(Expressed in thousands of United States Dollars)

	March 31,	December 31,
	2006	2005
ASSETS

CURRENT
Cash and cash equivalents	$13,700	$8,623
Accounts receivable	7,009	7,406
Income and resource tax assets (Note 4)	76	412
Inventories (Note 5)	33,340	32,462

	54,125	48,903
INCOME AND RESOURCE TAX ASSETS	2,420	210
LONG-TERM STOCKPILES (Note 5)	10,198	10,645
OTHER ASSETS (Note 6)	3,276	3,477
PROPERTY, PLANT AND EQUIPMENT (Note 7)	276,498	275,833

	$346,517	$339,068

LIABILITIES AND PLACER DOME’S NET INVESTMENT

CURRENT
Overdraft facility	$9,626	$9,143
Accounts payable and accrued liabilities (Note 8)	33,933	35,724
Income and resource tax liabilities (Note 4)	4,065	6,876
Current portion of capital leases	87	87

	47,711	51,830
CAPITAL LEASES	100	127
RECLAMATION AND POST CLOSURE OBLIGATIONS	66,331	65,634
OTHER POST CLOSURE OBLIGATIONS AND LIABILITIES	24,270	24,103
INCOME AND RESOURCE TAX LIABILITIES (Note 4)	3,778	1,270

	142,190	142,964

PLACER DOME’S NET INVESTMENT	204,327	196,104

	$346,517	$339,068

COMMITMENTS AND CONTINGENCIES (Note 11)
See accompanying notes to combined financial statements.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Combined Statements of Operations and Placer Dome’s Net Investment
(Unaudited)
(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2006	2005
SALES	$86,960	$80,920
COST OF SALES (Note 12 (a))	62,054	53,342
DEPRECIATION AND DEPLETION	11,776	11,282

MINE OPERATING EARNINGS	13,130	16,296
General and administrative	1,037	978
Exploration	6,645	5,680
Resource development and other (Note 9)	1,215	1,831

OPERATING EARNINGS	4,233	7,807
INTEREST, FINANCING AND OTHER (Note 10)	(29,581)	721

(LOSS) EARNINGS BEFORE TAXES	(25,348)	8,528
INCOME AND RESOURCE TAX PROVISION (Notes 4 and 15)	(51,855)	(3,459)

NET (LOSS) EARNINGS	$(77,203)	$5,069

PLACER DOME’S NET INVESTMENT

BALANCE, beginning of period	$196,104	$195,976
Net (loss) earnings	(77,203)	5,069
Net contributions by Placer Dome (Note 15)	85,426	4,084

BALANCE, end of period	$204,327	$205,129

See accompanying notes to combined financial statements.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Combined Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2006	2005
OPERATING ACTIVITIES
Net (loss) earnings	$(77,203)	$5,069
Depreciation and depletion	11,776	11,282
Stock-based compensation	1,816	153
Deferred stripping adjustments	—	(3,247)
Future income and resource taxes	1,516	(1,234)
Non-cash interest expense (Note 15)	28,698	—
Non-cash income tax expense (Note 15)	44,606	—
Other items, net	3,114	(3,091)

	14,323	8,932
Change in non-cash operating working capital (Note 13)	(4,303)	(7,786)

	10,020	1,146

INVESTING ACTIVITIES
Property, plant and equipment	(13,087)	(11,702)
Other, net	360	256

	(12,727)	(11,446)

FINANCING ACTIVITIES
Capital leases	(27)	(26)
Net cash contributions by Placer Dome	7,328	8,496

	7,301	8,470

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,594	(1,830)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	(520)	(3,832)

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,074	$(5,662)

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash	$13,700	$4,893
Overdraft	(9,626)	(10,555)

	$4,074	$(5,662)

See accompanying notes to combined financial statements.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp”) has entered into a bid support and purchase agreement (the “Agreement”) with Barrick Gold Corporation (“Barrick”) dated October 30, 2005. This Agreement was entered into in conjunction with a bid by Barrick on October 31, 2005 for the common shares of Placer Dome Inc. (“Placer Dome”). Pursuant to the provisions of the Agreement, Goldcorp has agreed to acquire all of Placer Dome’s Canadian properties and operations (the “Goldcorp Transaction”), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. The assets noted are held either directly or indirectly by Placer Dome (CLA) Limited (“PDCLA”) which, after certain restructuring, were sold to Goldcorp on May 12, 2006.

Operations to be Acquired by Goldcorp Inc. (collectively, “Placer operations”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold which is produced in Canada and Chile is the primary product and is sold on the world market. Placer operations also produce and sell quantities of silver.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim combined financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual combined financial statements. The accompanying unaudited interim combined financial statements should be read in conjunction with the notes to the Placer operations’ audited combined financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 14.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006, and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(a)	Basis of presentation and principles of combination

The financial statements for “Operations to be acquired by Goldcorp” set out the actual assets, liabilities, revenues, expenses, and cash flows of Placer Dome’s businesses that are to be acquired by Goldcorp pursuant to the Agreement described in Note 1 and for the periods shown. These include the Campbell Mine, the proportionate share of the Musselwhite (68%), Porcupine (51%) and La Coipa (50%) joint ventures, a 40% proportionate interest in the Pueblo Viejo development property, and various Canadian properties which are no longer producing gold but which are incurring reclamation expenditures. In addition to these items, the costs related to Canadian exploration and certain administrative personnel in Placer Dome’s Toronto office have been included. These operations have been managed by Placer Dome throughout the reported periods.

(b)	Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.
3.	BUSINESS SEGMENTS

All of the Placer operations are within the mining sector. Due to geographic and political diversity, Placer operations are decentralized whereby mine general managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and silver produced from mines located in Canada and Chile.
(a)	Product segments

	Three months ended
	March 31,
	2006	2005
Gold	$79,309	$74,211
Silver	7,651	6,709

	$86,960	$80,920

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
3.	BUSINESS SEGMENTS (Continued)
(b)	Segment operating earnings

	Sales		Depreciation and depletion		Mine operating earnings
	Three months ended		Three months ended		Three months ended
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006	2005
Canada
Campbell	$27,194	$22,582	$3,363	$2,674	$6,064	$2,900
Porcupine	18,511	21,726	2,786	2,797	(103)	5,685
Musselwhite	18,797	19,103	2,797	3,234	999	1,950

	64,502	63,411	8,946	8,705	6,960	10,535

Chile
La Coipa	22,458	17,509	2,830	2,577	6,830	5,868
Other (i)	—	—	—	—	(660)	(107)

	$86,960	$80,920	$11,776	$11,282	$13,130	$16,296

(i)	Represents stock-based compensation adjustment for non mine-sites.
4.	INCOME AND RESOURCE TAXES

On May 12, 2006 Goldcorp purchased PDCLA, a Canadian corporation, and a number of subsidiaries. For Canadian income tax purposes the acquisition of control of a corporation has several income tax implications, some of which are based on valuation of assets on the date of acquisition of control. Goldcorp is in the process of determining the allocation of the total purchase price to individual assets. Goldcorp also is in the process of reorganizing the acquired corporations and assets to optimize its taxes. As a result of these uncertainties Goldcorp cannot determine with certainty the PDCLA tax pools that it will ultimately result from the reorganization. The combined financial statements have been prepared including current and future income taxes of foreign affiliates of PDCLA that Goldcorp has acquired on May 12, 2006. The tax provisions with respect to the Canadian mining operations only reflect the cash taxes payable as future income tax liabilities are offset and reduce to $Nil due to recognition of unrecorded tax assets and income tax liabilities are offset and reduce to $Nil due to the establishment of a valuation allowance for future income tax assets. Significant deductions for income tax purposes exist within PDCLA. After the impact of the acquisition of control and reorganization the tax deductions will still be significant but cannot be predicted with certainty at this time. As at December 31, 2005 and prior to any restructuring, PDCLA tax deductions (in Canadian dollars) included:

Non-capital losses	$348 million
Undepreciated capital cost	221 million
Cumulative Canadian development expense	76 million
Cumulative Canadian exploration expense	52 million

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
5.	INVENTORIES

Inventories comprise the following:

	March 31,	December 31,
	2006	2005
Metal in circuit	$8,977	$7,668
Ore stockpiles	10,631	10,915
Materials and supplies	14,094	13,244
Product inventories	9,836	11,280

	43,538	43,107
Long-term portion of ore stockpiles	(10,198)	(10,645)

	$33,340	$32,462

6.	OTHER ASSETS

Other assets comprise the following:

	March 31,	December 31,
	2006	2005
Employee loans (i)	$2,174	$2,377
Other	1,102	1,100

	$3,276	$3,477

(i)	The employee loans represent housing loans at prevailing market interest rates.
7.	PROPERTY, PLANT AND EQUIPMENT
(a)	Details of property, plant and equipment are as follows:

	March 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Mineral properties and deferred development	$338,044	$189,353	$148,691	$332,179	$184,904	$147,275
Mine plant and equipment	517,714	389,907	127,807	511,096	382,538	128,558

	$855,758	$579,260	$276,498	$843,275	$567,442	$275,833

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
7.	PROPERTY, PLANT AND EQUIPMENT (Continued)
(b)	Property, plant and equipment (net) and additions thereto by country are as follows:

	Property, plant and equipment		Additions to property,
	March 31,	December 31,	plant and equipment
	2006	2005	2006	2005
Chile	$31,492	$31,212	$3,028	$733
Canada	221,872	221,487	10,059	10,969

	$253,364	$252,699	$13,087	$11,702

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise of the following:

	March 31,	December 31,
	2006	2005
Trade payables	$23,339	$24,358
Accrued employee salaries and benefits	7,428	8,463
Current reclamation and post closure obligations	2,414	2,379
Other	752	524

	$33,933	$35,724

9.	RESOURCE DEVELOPMENT AND OTHER

	Three months ended
	March 31,
	2006	2005
Reclamation expense at non-producing mines	$461	$311
Feasibility study expenses	465	540
Other	289	980

	$1,215	$1,831

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
10.	INTEREST, FINANCING AND OTHER

	Three months ended
	March 31,
	2006	2005
Foreign exchange (losses) gains	$(75)	$545
Interest income	123	97
Other (Note 15)	29,533	79

	$29,581	$721

Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each period end to reflect the U.S. exchange rate prevailing at that date. The foreign exchange (losses) gains resulted from the revaluation of foreign currency monetary assets and liabilities at each period end.

11.	COMMITMENTS AND CONTINGENCIES
(a)	Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, the future value of these costs is estimated to be $112 million as at March 31, 2006. This future value includes a discounted liability of $32 million for Equity Silver, which represents the costs of the perpetuity water treatment, and undiscounted costs of $80 million for the other sites. The aggregate accrued obligation as at March 31, 2006, representing the fair value of the Placer operations’ share of future reclamation costs, included with reclamation and post closure obligations credits and other liabilities and accounts payable and accrued liabilities (Note 8), was $69 million (December 2005 — $56 million). Charges to loss of $ 1.8 million for the three months ended March 31 2006 (2005 — $1.5 million) have been recorded.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At March 31, 2006, Placer operations have letters of credit of Cdn$57.2 million (US$49.0 million) and Cdn$23.6 million (US$20.2 million) for the Equity Silver mine and the other Canadian mines and properties, respectively. There is a review of the adequacy of the letter of credit held as security for the Equity Silver mine every five years. While this review commenced in 2005, it had not yet been finalized. Based on initial estimates however the letter of credit is expected to increase.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
11.	COMMITMENTS AND CONTINGENCIES (Continued)
(a)	(continued)

Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer operations’ share of contractual termination benefits is estimated to be $31 million as at March 31, 2006, and has accrued through charges to earnings of $1 million and $ 2 million for the three month periods ended March 31, 2006 and 2005, respectively. The aggregate accrued obligation as at March 31, 2006 and December 31, 2005 included in other post closure obligations and liabilities and accounts payable and accrued liabilities (Note 8), was $25 million and $25 million, respectively.

(b)	During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro (“MDO”), the operator of La Coipa mine, has opted out of its DL600 tax stability clause and has established an invariable tax rate of 4% for a period of 12 years. The final administrative application details related to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase the exact impact of the change cannot be determined at this time.

(c)	The Placer operations are subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Placer operations. The Placer operations have established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Placer operations.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
12.	RELATED PARTY TRANSACTIONS
(a)	Stock- based compensation

Employees of the Placer Operations have been granted stock options in Placer Dome Inc.; charges to cost of sales of $1,816,000 have been recorded for the three months ended March 31, 2006 (2005 — $153,000) .

(b)	SAP costs allocation

The implementation of a SAP enterprise resource planning system was completed at Campbell Mine during 2005. All of the licensing and system development costs have been incurred by Placer Dome. Management fees of $411,000 for the three months ended March 31, 2006 (2005 — $Nil) have been included in these combined financial statements, representing Campbell’s portion of the global licensing and development costs.

(c)	Management fees

Management fees of $517,000 and $469,000 were paid by Placer operations to Placer Dome for the three month periods ended March 31, 2006 and 2005, respectively.
13.	SUPPLEMENTARY INFORMATION
(a)	Change in non-cash operating working capital comprise:

	Three months ended
	March 31,
	2006	2005
Accounts receivable	$733	$1,138
Inventories	(434)	(856)
Accounts payable and accrued liabilities	(1,791)	(8,800)
Income and resource tax liabilities	(2,811)	732

	$(4,303)	$(7,786)

Total interest paid were $Nil and $Nil for the periods ended March 31, 2006 and 2005. Total taxes paid were $1,223,000 and $264,000 for the periods ended March 31, 2006 and 2005.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
13.	SUPPLEMENTARY INFORMATION (Continued)
(b)	The following tables present additional financial information related to proportionate interests in joint ventures.

	Proportionate interests
	in joint ventures (i)
	March 31,	December 31,
	2006	2005
Current assets	$38,265	$32,120
Non-current assets	207,621	227,196
Current liabilities	21,107	21,328
Non-current liabilities	46,526	47,178

	Proportionate interests
	in joint ventures (i)
	Three months ended
	March 31,
	2006	2005
Sales	$59,943	$58,946
Cost and expenses	54,174	47,129
Earnings before taxes	5,769	11,817
Net earnings	3,994	9,249

(i)	Includes the joint venture interests in the Musselwhite, Porcupine and La Coipa mines.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

Combined statement of loss

	Three months ended March 31, 2006
	Canadian	Adjustments
	GAAP	(i)	US GAAP
Sales	$86,960	$(22,458)	$64,502
Cost of sales	62,054	(12,562)	49,492
Depreciation and depletion	11,776	(2,831)	8,945

Mine operating earnings (loss)	13,130	(7,065)	6,065
General and administrative	1,037	—	1,037
Exploration	6,645	(388)	6,257
Resource development and other	1,215	—	1,215

Operating earnings (loss)	4,233	(6,677)	(2,444)
Interest, financing and other	(29,581)	(179)	(29,760)

Loss before taxes and other items	(25,348)	(6,856)	(32,204)
Income and resource tax provision	(51,855)	(2,552)	(54,407)
Equity in earning of associate	—	(8,878)	(8,878)

Net loss	$(77,203)	$(18,286)	$(95,489)

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Combined statement of earnings

	Three months ended March 31, 2005
	Canadian	Adjustments
	GAAP	(i) (ii)	US GAAP
Sales	$80,920	$(17,509)	$63,411
Cost of sales	53,342	(9,065)	44,277
Depreciation and depletion	11,282	(2,577)	8,705

Mine operating earnings (loss)	16,296	(5,867)	10,429
General and administrative	978	—	978
Exploration	5,680	(201)	5,479
Resource development and other	1,831	—	1,831

Operating earnings (loss)	7,807	(5,666)	2,141
Interest, financing and other	721	(276)	445

Earnings (loss) before taxes and other items	8,528	(5,942)	2,586
Income and resource tax (provision) recovery	(3,459)	643	(2,816)
Equity in earning of associate	—	5,299	5,299

Net earnings before cumulative effect of change in accounting policy	5,069	—	5,069
Change in accounting policy	—	(3,328)	(3,328)

Net earnings	$5,069	$(3,328)	$1,741

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Combined balance sheet

	March 31, 2006
	Canadian	Adjustments
	GAAP	(i)	US GAAP
Current assets
Cash and cash equivalents	$13,700	$(11,197)	$2,503
Accounts receivable	7,009	(1,514)	5,495
Income and resource tax assets	76	(76)	—
Inventories	33,340	(5,103)	28,237

	54,125	(17,890)	36,235
Investments in MDO	—	36,496	36,496
Income and resource tax assets	2,420	(2,420)	—
Long-term stockpiles	10,198	—	10,198
Other assets	3,276	(772)	2,504
Property, plant and equipment	276,498	(54,626)	221,872

	$346,517	$(39,212)	$307,305

Current liabilities
Overdraft	$9,626	$—	$9,626
Accounts payable and accrued liabilities	33,933	(8,326)	25,607
Income and resource tax liabilities	4,065	—	4,065
Current portion of capital leases	87	—	87

	47,711	(8,326)	39,385
Capital leases	100	—	100
Reclamation obligations	66,331	(5,757)	60,574
Other post closure obligations and liabilities	24,270	(3,066)	21,204
Income and resource tax liabilities	3,778	(3,778)	—

Total liabilities	142,190	(20,927)	121,263
Placer Dome’s net investment	204,327	(18,285)	186,042

	$346,517	$(39,212)	$307,305

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Combined balance sheet

	December 31, 2005
	Canadian	Adjustments
	GAAP	(i) (ii)	US GAAP
Current assets
Cash and cash equivalents	$8,623	$(3,614)	$5,009
Accounts receivable	7,406	(2,266)	5,140
Income and resource tax assets	412	412	824
Inventories	32,462	(7,162)	25,300

	48,903	(12,630)	36,273
Investments in MDO	—	49,674	49,674
Income and resource tax assets	210	(210)	—
Long-term stockpiles	10,645	—	10,645
Other assets	3,477	(749)	2,728
Property, plant and equipment	275,833	(54,346)	221,487

	$339,068	$(18,261)	$320,807

Current liabilities
Overdraft	$9,143	$—	$9,143
Accounts payable and accrued liabilities	35,724	(8,216)	27,508
Income and resource tax liabilities	6,876	—	6,876
Current portion of capital leases	87	—	87

	51,830	(8,216)	43,614
Capital leases	127	—	127
Reclamation obligations	65,634	(5,668)	59,966
Other post closure obligations and liabilities	24,103	(3,107)	20,996
Income and resource tax liabilities	1,270	(1,270)	—

Total liabilities	142,964	(18,261)	124,703
Placer Dome’s net investment	196,104	—	196,104

	$339,068	$(18,261)	$320,807

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Combined statements of cash flows

	Three months ended
	March 31,
	2006	2005
Operating activities
Operating activities under Canadian GAAP	$9,524	$993
MDO adjustment (i)	(10,763)	(5,181)

Operating activities under US GAAP	(1,239)	(4,188)

Investing activities
Investing activities under Canadian GAAP	(12,727)	(11,446)
MDO adjustment (i)	2,955	732

Investing activities under US GAAP	(9,772)	(10,714)

Financing activities
Financing activities under Canadian GAAP	7,797	8,623
MDO adjustment (i)	225	8,225

Financing activities under US GAAP	8,022	16,848

Increase in cash and cash equivalents under US GAAP	(2,989)	1,946
Cash and cash equivalents under US GAAP
Beginning of period	(4,134)	(10,059)

End of period	$(7,123)	$(8,113)

(i)	The investment in La Coipa (50%) is in the form of an incorporated joint venture. La Coipa is equity accounted for under the U.S. basis. Under the Canadian basis this joint venture is proportionately consolidated.

In addition, on January 1, 2006, La Coipa prospectively adopted the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The cumulative effect of the change in policy on Placer Operations’ share of La Coipa earnings was a decrease of $18,286,000 decreasing the equity in La Coipa earnings from $9,408,000 to ($8,878,000) for the three months ended March 31, 2006.

La Coipa is the only Placer Operation that incurs deferred stripping costs under Canadian GAAP.

OPERATIONS TO BE ACQUIRED BY GOLDCORP INC.
Notes to the Combined Financial Statements
March 31, 2006
(Unaudited)
(Tabular amounts expressed in thousands of United States Dollars)
14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)
(ii)	Effective January 1, 2005, Placer operations changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. Under the U.S. basis, the cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase deferred credits and other liabilities by $5.7 million with a one-time after-tax charge to net earnings of $3.3 million.
15.	SUBSEQUENT EVENT

In May of 2006 the Supreme Court of Canada ruled on an Ontario mining tax issue that had been in dispute with the Minister of Finance of Ontario since 2000 when Placer Dome Canada Limited was reassessed for its 1995 and 1996 taxation years. The court concluded that gold hedging profits earned by Placer Dome Canada Limited and its later successor by amalgamation, PDCLA, were included in mining profits subject to Ontario mining tax. The Ontario Ministry of Finance had previously reassessed PDCLA for taxes and interest owing, for the 1995 to 2001 taxation years, amounting to Cdn$77 million ($65.9 million). Funds had already been deposited with the Ontario Ministry of Finance by Placer Dome Inc. to discharge the obligation for the years reassessed; these funds have been attributed to PDCLA by Placer Dome Inc. A further estimated Cdn$6 million ($5.1 million) of taxes and interest are due for hedging profits earned from 2002 through March of 2006. Since PDCLA’s successful appeal to the Ontario Court of Appeal, PDCLA had been accruing interest on the funds deposited with the Ontario Ministry of Finance and therefore must now reverse interest income accrued of Cdn$8.3 million ($7.1 million).

As the Supreme Court loss is a subsequent event that provides additional information relating to a contingency that existed at March 31, 2006, the $78.3 million negative impact to earnings (consisting of $48.6 million in income tax expense and $27.6 million in interest expense) of this loss has been reflected in the results for the three months ended March 31, 2006.